# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apollomics Inc., CIK 0001944885
CUSIP: G0411D123
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 989 E. Hillsdale Blvd., Suite 220, Foster City, California (CA), 94404
Date of event which requires filing of this statement: 09/03/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002023674
Persons authorized to receive notices and communications: Hung-Wen Chen, 4F, No. 6, Lane 8, Qingtian Street, Da'an District, Taipei City, Taiwan (F5), 106, 886932033081

## Reporting persons
- Hung-Wen Chen (CIK 0002023674): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 133,334; shared voting power 896,362; sole dispositive power 133,334; shared dispositive power 896,362; aggregate amount beneficially owned 896,362 (41.8% of the class)
- King Regent Management Limited: type of reporting person: other (OO); citizenship or place of organization: Seychelles (T2); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 763,028; shared voting power 896,362; sole dispositive power 763,028; shared dispositive power 896,362; aggregate amount beneficially owned 896,362 (41.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Apollomics Inc.
Address of issuer's principal executive offices: 989 E. Hillsdale Blvd., Suite 220, Foster City, California (CA), 94404
Comment:
On September 2, 2025, the Issuer entered into subscription agreements (the "PIPE Subscription Agreements") with certain accredited investors, including King Regent Management Limited and Hung-Wen (Howard) Chen, the terms of which are disclosed by the Issuer on Form 6-K filed with the SEC on September 3, 2025, and is incorporated herein by reference.

As disclosed by the Form 20-F filed on April 3rd, 2025, and the Form 6-K filed on September 3rd, 2025, the total outstanding shares of the Issuer are 2146151 shares.

Explanatory Note: the previous Schedule 13G as filed by Hung-Wen Chen with the SEC on date May 20, 2024, is hereby amended and updated by this Schedule 13D, based on the information contained herein.

## Item 2. Identity and Background
Name of person filing: (1) Hung-Wen (Howard) Chen (2) King Regent Management Limited
Residence or business address: 4F, No. 6, Lane 8, Qingtian Street, Da'an District, Taipei City 106 Taiwan
Present principal occupation or employment: (1) Chairman of the Baord and Chief Executive Officer of the Issuer. (2) King Regent is a private investment holding company that is wholly owned by Hung-Wen Chen
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: (1) Taiwan (2) Republic of Seychelles

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: (1) PF (2) WC

## Item 4. Purpose of Transaction
Purpose of transaction: Investment

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 896,362, 41.8%
Number of shares as to which each person has sole or shared power to vote or dispose: 2146151
Transactions in the class effected during the past sixty days: PIPE investment
Other persons with the right to receive dividends or sale proceeds: (1) 133,334 Ordinary Shares held directly by Hung-Wen Chen, and (2) 763,028 Ordinary Shares held by King Regent.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mr. Chen being the sole owner and director of King Regent

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Joint Filing Agreement, dated September 8, 2025, by and between Hung-Wen (Howard) Chen and King Regent Management Limited, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

## Signatures
- Hung-Wen Chen: /s/ Hung-Wen Chen, Hung-Wen Chen, Director (09/09/2025)
- King Regent Management Limited: /s/ Hung-Wen Chen, Hung-Wen Chen, Director (09/09/2025)